Exhibit 12.1

KRATON PERFORMANCE POLYMERS, INC.

Ratio of Earnings to Fixed Charges

(In thousands)

	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008
Fixed Charges:
+ Interest expensed	24,127	23,422	22,509	29,866	35,212
+ Interest capitalized	2,648	2,259	520	0	0
+ Amortization of debt issuance costs	2,986	6,722	2,071	4,090	2,139
+ Amortization of debt premium	(108)	0	0	0	0
+ Estimate of interest within rental expense	4,259	2,846	2,205	1,734	2,800

Total fixed charges	33,912	35,249	27,305	35,690	40,151
Earnings:
+ Pre-tax income (loss)	3,115	91,509	111,858	(1,657)	36,850
- Income from equity investees	(530)	(529)	(487)	(403)	(437)
+ Fixed charges	33,912	35,249	27,305	35,690	40,151
+ Amortization of capitalized interest	265	226	0	0	0
+ Distributed income of equity investees	400	515	403	433	1,041
- Interest capitalized	(2,648)	(2,259)	(520)	0	0

Total Earnings	34,514	124,711	138,559	34,063	77,605
Deficiency (Surplus)	(602)	(89,462)	(111,254)	1,627	(37,454)

Ratio	1.02	3.54	5.07	0.95	1.93
Ratio of Earnings to Fixed Charges	1.02:1.00	3.54:1.00	5.07:1.00	0.95:1.00	1.93:1.00

Our earnings were insufficient to cover our fixed charges by approximately $1.6 million for the year ended December 31, 2009.